EXHIBIT 4.5

Dated 16 December 2005

ASTRAZENECA UK LIMITED (1)

ASTRAZENECA PLC (2)

DAVID BRENNAN (3)

SERVICE AGREEMENT

Contents

	Clause	Page

1	Definitions and interpretation	1
2	Appointment	2
3	Duration of the Employment	2
4	Scope of the Employment	3
5	Hours of work	4
6	Place of work	4
7	Remuneration	4
8	Expenses	4
9	Holidays	4
10	Sickness benefits	5
11	Pension, death benefit and medical insurance	6
12	Restrictions during the Employment	6
13	Confidential information and company documents	7
14	Inventions and other intellectual property	7
15	Termination	8
16	Restrictive covenants	10
17	Disciplinary and grievance procedures	11
18	Notices	11
19	Former contracts of employment	11
20	Choice of law and submission to jurisdiction	12
21	General	12

This Agreement is made on 16 December 2005

Between

(1)	ASTRAZENECA UK LIMITED (registered in England and Wales under number 3674842) whose registered office is at 15 Stanhope Gate, London, W1K 1LN (Company); and

(2)	ASTRAZENECA PLC (registered in England and Wales under number 2723534) whose registered office is at 15 Stanhope Gate, London, W1K 1LN (AstraZeneca); and

(3)	DAVID R BRENNAN of 15 Stanhope Gate, London W1K 1LN (Executive)

It is agreed

1	Definitions and interpretation

1.1	In this Agreement unless the context otherwise requires the following expressions have the following meanings:

AstraZeneca Board means the Board of Directors of AstraZeneca as the same may be constituted from time to time or such other person or persons as the Board of Directors of AstraZeneca may nominate as the representative of the Board of Directors for this purpose.

Board means Board of Directors of the Company as the same may be constituted from time to time or such other person or persons as the Board of Directors of the Company may nominate as the representative of the Board of Directors for this purpose.

Confidential Information means information relating to the business, products, affairs and finances of the Company or of any Group Company for the time being confidential to it or to them and trade secrets (including, without limitation, technical data and know-how) relating to the business of the Company or of any Group Company or of any of its or their suppliers, clients or customers including in particular (by way of example only and without limitation), customer requirements, prices charged to and terms of business with customers, terms of business with suppliers, marketing plans and sales forecasts, financial information, results and other forecasts (save to the extent that these are included in published audited accounts), any proposals relating to the acquisition or disposal of a company, or a business or any part thereof or to any proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them, information relating to research activities, inventions, secret processes, designs, formulae and product lines, any information which is treated as confidential or which the Executive is told or ought reasonably to know is confidential and any information which has been given to the Company or any Group Company in confidence by customers, suppliers and others.

Employment means the Executive's employment under this Agreement

ERA means the Employment Rights Act 1996 as amended

Group means the Company and the Group Companies

Group Company means any company which is for the time being a subsidiary or holding company of the Company and any subsidiary of any such holding company and for the purposes of this Agreement the terms subsidiary and holding company shall have the meanings ascribed to them by sections 736 and 736A Companies Act 1985 (and Group Companies shall be interpreted accordingly)

Intellectual Property means all patents, registered designs, trade marks and service marks (whether registered or not and including any applications for the foregoing), copyrights, design rights, semiconductor topography rights, database rights and all other intellectual property and similar proprietary rights subsisting in any part of the world (whether or not capable of registration) and including (without limitation) all such rights in materials, works, prototypes, inventions, discoveries, techniques, computer programs, source codes, data, technical, commercial or confidential information, trading, business or brand names, goodwill or the style of presentation of the goods or services or any improvement of any of the foregoing and the right to apply for registration or protection of any of them and in existing applications for the protection of any of the above

Salary means the salary referred to in clause 7.1

Sensitive Data means personal data consisting of information as to racial or ethnic origin; political opinions; religious beliefs or other beliefs of a similar nature; membership of a trade union (within the meaning of the Trade Union and Labour Relations (Consolidation) Act 1992); physical or mental health or condition; sexual life; the commission or alleged commission of any offence or any proceedings for any offence committed or alleged to have been committed, including the disposal of such proceedings or the sentence of any court in such proceedings

Termination Date means the date of the termination of the Employment or, where the Company exercises its rights under clause 3.3 to require the Executive to remain at home, the last day on which the Executive was required to work

1.2	References to clauses and schedules are unless otherwise stated to clauses of and schedules to this Agreement.

1.3	The headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2	Appointment

2.1	The Company agrees to employ the Executive and the Executive agrees to act in a senior executive capacity in the Company and as Chief Executive Officer of AstraZeneca on the terms of this Agreement.

3	Duration of the Employment

3.1	The Employment shall commence on 1 January 2006 and, subject to the provisions of this Agreement, shall continue unless and until terminated by either party giving to the other not less than 12 months' notice in writing.

3.2	Notwithstanding clause 3.1, the Employment shall automatically terminate when the Executive reaches the normal retiring age from time to time applicable to executives of the Company, currently being the age of 62.

3.3	At any time during any period of notice of termination served in accordance with clause 3.1 (whether given by the Company or the Executive), the Company shall have the right at its absolute discretion to assign no, reduced or alternative duties to the Executive and shall be entitled to require the Executive to act at the direction of the Company including the right to exclude him from its premises, and/or remove him from office as a director of the Company and from any or all offices held by him in the Company or in any other company in the Group (including if appropriate the office of trustee of any of the pension schemes of the Company or the Group) and/or prevent the Executive from discussing its affairs with the Company's or any other company in the Group's employees, agents, clients, customers. If the Company shall exercise its right under this clause, the Executive's entitlement to Salary and other contractual benefits shall continue, subject always to the rules of any relevant scheme or policy relating to such benefits. For the avoidance of doubt, at all times during any period of notice of termination served in accordance with clause 3.1 (whether given by the Company or the Executive), the Executive shall continue to be bound by the same obligations as were owed to the Company prior to the commencement of the notice period.

3.4	For the purposes of the ERA the Executive's period of continuous employment began on 16 June 1975.

3.5	For the avoidance of doubt, in the event that the Company terminates the Employment without notice or on notice less than required by with clause 3.1 the Executive's entitlement to any damages or compensation arising from the termination will be subject to the Executive's duty to mitigate his losses.

3.6	Upon termination of this Agreement for whatever reason the Company shall pay ail reasonable costs of relocation for the Executive and his family back to the US.

4	Scope of the Employment

4.1	During the Employment the Executive shall:

(a)	devote the whole of his time, attention and skill to the business and affairs of the Group during the hours of work described in clause 5 except during holidays and periods of absence due to ill health;

(b)	faithfully, competently and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Board or the AstraZeneca Board;

(c)	obey the reasonable and lawful directions of the Board and the AstraZeneca Board;

(d)	comply with all the Company's and AstraZeneca's rules, regulations, policies and procedures from time to time in force; and

(e)	keep the Board and the AstraZeneca Board at all times promptly and fully informed (in writing if so requested) of his conduct of the business of AstraZeneca, the Company and any Group Company and provide such explanations in connection with it as the Board and the AstraZeneca Board may require.

4.2	The Executive shall if and so long as the Company requires and without any further remuneration carry out his duties on behalf of any Group Company and act as a director or officer of any Group Company.

4.3	The Company may at its sole discretion transfer this Agreement to any Group Company at any time.

4.4	If at any time the Executive is unable to perform his duties properly because of ill health, accident or otherwise, or becomes incapable by reason of mental disorder of administering his property or managing his affairs, then the Company or AstraZeneca may appoint any other person or persons to act jointly with the Executive in any position to which he may be assigned from time to time.

4.5	For the purposes of the Data Protection Act 1998, the Executive consents to the Company's processing of personal data, including Sensitive Data, of which the Executive is the subject details of which are specified in the Company's Data Protection Policy

5	Hours of work

The Executive shall be required to work a minimum of 40 hours per week at such times to be agreed between the Executive and the Company which may involve working during normal business hours and during such additional hours as are necessary for the proper performance of his duties or as the Board may reasonably require from time to time.

6	Place of work

6.1	The Executive's place of work will initially be the Company's offices at Stanhope Gate.

6.2	The AstraZeneca Board shall have the right to require the Executive to move house to an appropriate location for the better performance of his duties. The Executive will be given reasonable notice of any such requirement and the Company will reimburse to him all expenses incurred by him in such a move as it may consider reasonable in all the circumstances in accordance with its Relocation Policy from time to time in force.

7	Remuneration

7.1	The Company shall pay to the Executive the Salary at the rate of £870,000 per annum, by credit transfer to his bank account payable by equal monthly instalments in arrears (or such other sum as may from time to time be agreed). The rate of Salary will be reviewed annually in December, the first such review to take place in December 2006.

7.2	The Executive shall also be entitled to participate during the Employment in such performance related bonus schemes and such share incentive or option schemes, in accordance with the rules of any such schemes from time to time in force, as the AstraZeneca Board may in its discretion determine. If the Company shall pay the Executive a bonus in any one year, this shall not give rise to a contractual entitlement to a bonus in future years.

7.3	The Salary and bonus/share incentives/share options shall be inclusive of any fees to which the Executive may be entitled as a director of the Company or any Group Company.

7.4	Payment of the Salary and bonus/share incentives/share options to the Executive shall be made either by the Company or by a Group Company and, if by more than one company, in such proportions as the Board or the AstraZeneca Board may from time to time think fit.

7.5	The Company shall be entitled to deduct from any sum due to the Executive under the terms of this Agreement any monies which are owed by the Executive to the Company.

8	Expenses

8.1	The Company shall reimburse the Executive in respect of all expenses reasonably incurred by him in the proper performance of his duties, subject to his providing such receipts or other appropriate evidence as the Company may require.

9	Holidays

9.1	The Executive shall be entitled, in addition to all Bank and Public holidays normally observed in England to 30 working days' paid holiday in each year. The Executive may take his holiday at such times as are agreed with the Chairman.

9.2	In the respective holiday years in which the Employment commences or terminates, the Executive's entitlement to hoiiday shall accrue on a pro rata basis for each completed calendar month of service during the relevant year.

9.3	If, on the termination of the Employment, the Executive has exceeded his accrued holiday entitlement, the value of such excess, calculated by reference to clause 9.2 and the Salary, may be deducted by the Company from any sums due to him. If the Executive has any unused holiday entitlement, the Company shall at its discretion either require the Executive to take such unused holiday during any notice period or make a payment to him in lieu of it, calculated in accordance with clause 9.2.

9.4	Holiday entitlement for one holiday year cannot be taken in subsequent holiday years unless otherwise agreed by the AstraZeneca Board. Failure to take holiday entitlement in the appropriate holiday year will lead to forfeiture of any accrued holiday not taken without any right to payment in lieu of it.

10	Sickness benefits

10.1	Subject to clause 15 the Company shall continue to pay the Salary for:

(a) up to a maximum of 130 working days' absence on medical grounds in any period of 12 calendar months; or

(b) for the first 130 working days' absence on medical grounds in any one continuous period of absence (or two or more linked periods as determined by the Social Security Contributions and Benefits Act 1992, as amended from time to time)

whichever is the lesser, provided that the Executive shall from time to time if required supply the Company with medical certificates covering any period of sickness or incapacity exceeding seven days (including weekends).

10.2	Payment in respect of any other or further period of absence shall be at the Company's discretion.

10.3	Any payment to the Executive pursuant to clause 10.1 shall be subject to set off by the Company in respect of any Statutory Sick Pay and any Social Security Sickness Benefit or other benefits to which the Executive may be entitled.

10.4	Subject to clause 10.2, when all sick pay entitlement pursuant to clause 10.1 has been exhausted, no further salary will be payable by the Company to the Executive until the Executive has returned to active service of the Company.

10.5	If the Executive's absence shall be occasioned by the actionable negligence of a third party in respect of which damages are recoverable, then the Executive shall:

(a) notify the Company immediately of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded in connection with it;

(b) give to the Company such information concerning the above matters as the Company may reasonably require; and

(c) if the Company so requires, refund to the Company any amount received by him from any such third party provided that the refund shall be no more than the amount which he has recovered in respect of remuneration.

11	Pension, death benefit and medical insurance

11.1	During the Employment the Executive shall be entitled to participate in the following plans subject to their rules from time to time in force:

	(a)	AstraZeneca Defined Benefit Pension Plan;

	(b)	AstraZeneca Savings and Security Plan;

	(c)	AstraZeneca Supplemental Retirement Plan;

	(d)	AstraZeneca PLC Executive Deferral Plan;

	(e)	AstraZeneca PLC Executive Deferred Compensation Plan;

	(f)	AstraZeneca Medical Plan (eligible upon retirement);

	(g)	AstraZeneca Dental Plan;

	(h)	AstraZeneca Flexible Spending Account (Healthcare);

	(i)	AstraZeneca Vision Plan;

	(j)	AstraZeneca Life and AD&D Insurance Plan;

	(k)	AstraZeneca Short-Term Disability Policy;

	(l)	AstraZeneca Long-Term Disability Policy;

provided that the Plans or Policies may be terminated or amended at any time in accordance with the relevant trust deed or rules that govern them. [The Company or AstraZeneca will not be required to provide a replacement plan, policy or compensation if the any of the Plans or Policies are terminated.]

11.2	The Company shall, from time to time, be entitled to require the Executive to undertake a medical examination.

11.3	The Executive shall be entitled during the Employment to such other benefits not inconsistent with the foregoing and as may be appropriate for a person of the status of the Executive as are provided to other UK based employees in the Group.

12	Restrictions during the Employment

12.1	During the Employment the Executive shall not directly or indirectly be employed, engaged, concerned or interested:

	(a)	in any other business or undertaking; or

	(b)	in any activity which the AstraZeneca Board reasonably considers may be, or become, harmful to the interests of AstraZeneca, the Company or of any Group Company or which might reasonably be considered to interfere with the performance of the Executive's duties under this Agreement.

12.2	Clause 12.1 shall not apply:

	(a)	to the Executive holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognised stock exchange as long as he does not hold more than 5 per cent of the issued shares or other securities of any class of any one company; or

	(b)	to any act undertaken by the Executive with the prior written consent of the AstraZeneca Board.

12.3	The Executive shall comply with every rule of law, the UK Listing Authority's listing rules' Model Code for transactions in securities by directors of listed companies, certain employees and persons connected with them and every regulation of AstraZeneca and the Company for the time being in force in relation to dealings in shares or other securities of AstraZeneca, the Company or any Group Company.

13	Confidential information and company documents

13.1	The Executive shall neither during the Employment (except in the proper performance of his duties or with the express written consent of the Board) nor at any time (without limit) after the termination of the Employment except in compliance with an order of a competent court:

	(a)	divulge or communicate to any person, company, business entity or other organisation;

	(b)	use for his own purposes or for any purposes other than those of the Company or any Group Company; or

	(c)	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information. These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by the Executive of the provisions of this Agreement or other default of the Executive.

13.2	The Executive acknowledges that all books, notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Executive or otherwise) relating to the business of AstraZeneca, the Company or any Group Company (and any copies of the same):

	(a)	shall be and remain the property of AstraZeneca, the Company or the relevant Group Company; and

	(b)	shall be handed over by the Executive to AstraZeneca, the Company or to the relevant Group Company on demand and in any event on the termination of the Employment and the Executive shall certify that all such property has been handed over on request by the AstraZeneca Board.

14	Inventions and other intellectual property

14.1	The parties foresee that the Executive may make inventions or create other Intellectual Property in the course of his duties and agree that in this respect the Executive has a special responsibility to further the interests of AstraZeneca, the Company and any Group Company.

14.2	Any invention, improvement, design, process, information, copyright work, computer program, trade mark, trade name or get-up, work or other output (Work) made, created or discovered by the Executive during the Employment (whether capable of being patented or registered or not and whether or not made or discovered in the course of the Employment) in conjunction with or in any way affecting or relating to the business of the Company or of any Group Company or capable of being used or adapted for use in or in connection with such business, together with all lntellectual Property subsisting therein, (collectively lntellectual Property Rights) shall be disclosed immediately to the Company and shall (subject to sections 39 to 43 Patents Act 1977) belong to and be the absolute property of the Company or such Group Company as the Company may direct and the Executive hereby assigns to the Company with full title guarantee and by way of present assignment of future rights, ail such copyright, database rights, design rights (and any other lntellectual Property capable of assignment by way of present assignment of future rights) which may fall within the definition of the lntellectual Property Rights absolutely for the full term of those rights.

14.3	If and whenever required so to do by the Company the Executive shall at the expense of the Company or such Group Company as the Company may direct:

(a) apply or join with the Company or such Group Company in applying for patent or other protection or registration in the United Kingdom and in any other part of the world for any lntellectual Property Rights; and

(b) execute all instruments and do all things necessary for vesting all lntellectual Property Rights (including such patent or other protection or registration when so obtained) and all right, title and interest to and in them absolutely, with full title guarantee and as sole beneficial owner, in the Company or such Group Company or in such other person as the Company may specify.

14.4	The Executive irrevocably and unconditionally waives all rights under Chapter IV of Part I Copyright Designs and Patents Act 1988 in connection with his authorship of any existing or future copyright work in the course of the Employment, in whatever part of the world such rights may be enforceable including, without limitation:

(a) the right conferred by section 77 of that Act to be identified as the author of any such work; and

(b) the right conferred by section 80 of that Act not to have any such work subjected to derogatory treatment.

14.5	The Executive irrevocably appoints the Company to be his Attorney in his name and on his behalf to execute any such instrument or do any such thing and generally to use his name for the purpose of giving to the Company the full benefits of this clause A certificate in writing in favour of any third party signed by any director or by the Secretary of the Company that any instrument or act falls within the authority conferred by this Agreement shall be conclusive evidence that such is the case.

14.6	Nothing in this clause 14 shall be construed as restricting the rights of the Executive or the Company under sections 39 to 43 Patents Act 1977.

15	Termination

15.1	Notwithstanding any other provisions of this Agreement, in any of the following circumstances the Company may terminate the Employment summarily by serving written notice on the Executive to that effect. In such event the Executive shall not be entitled to any further payment from the Company except such sums as shall have accrued due at the date of service of such notice. The circumstances are if the Executive:

	(a)	commits any serious breach of this Agreement or is guilty of any gross misconduct, gross incompetence, or any wilful neglect in the discharge of his duties;

	(b)	is guilty of any fraud, dishonesty or conduct tending to bring himself, the Company or any Group Company into disrepute;

	(c)	commits any act of bankruptcy or takes advantage of any statute for the time being in force offering relief for insolvent debtors;

	(d)	is convicted of any criminal offence (other than minor offences under the Road Traffic Acts or the Road Safety Acts for which a fine or non-custodial penalty is imposed) which might reasonably be thought to affect adversely the performance of his duties;

	(e)	is disqualified from holding office in the Company or in any other company by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment;

	(f)	resigns as or otherwise ceases to be or becomes prohibited by law from being a director of the Company or AstraZeneca, otherwise than at the Company's or Astrazeneca's request.

Any delay by the Company in exercising such right of termination shall not constitute a waiver of it.

15.2	If at any time the Executive is unable to perform his duties properly because of ill health accident or otherwise for a period or periods totalling at least 130 working days in any period of 12 calendar months, or becomes incapable by reason of mental disorder of managing and administering his property and affairs, then the Company may, notwithstanding the existence of any permanent health insurance cover provided for the Executive under clause 11.1 above, in its absolute discretion terminate the Employment by giving him not less than three months' written notice to that effect.

15.3	If the Company believes that it may be entitled to terminate the Employment, whether pursuant to clause 15.1 or otherwise, it shall be entitled (but without prejudice to its right subsequently to terminate the Employment on the same or any other ground) to suspend the Executive on full pay for so long as it may think fit.

15.4	On the termination of the Employment or upon the Company having exercised its rights under clause 3.3, the Executive shall:

	(a)	at the request of the AstraZeneca Board or the Company resign from office as a director of the Company and all offices held by him in any Group Company and shall transfer to the Company without payment or as the Company may direct any qualifying shares held by him as nominee for the Company provided however that such resignation shall be without prejudice to any claims which the Executive may have against the Company or any Group Company arising out of the termination of the Employment; and

	(b)	immediately deliver to the Company all materials within the scope of clause 13.2, any Company car, mobile telephone or other Company equipment in his possession and all keys, credit cards, and other property of or relating to the business of the

Company or of any Group Company which may be in his possession or under his power or control and the Executive irrevocably authorises the Company to appoint any person in his name and on his behalf to sign any documents and do any things necessary or requisite to give effect to his obligations under this clause 15.4.

16	Restrictive covenants

16.1	The Executive will not (without the previous consent in writing of the AstraZeneca Board) for the period of 12 months immediately after the Termination Date whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, directly or indirectly:

	(a)	carry on, or be engaged, concerned or interested in any business which is similar to and competes with any business being carried on by the Company or by any Group Company at the Termination Date and with which the Executive was involved in the course of the Employment at any time during the period of 12 months immediately preceding the Termination Date;

	(b)	negotiate with, solicit business from or endeavour to entice away from AstraZeneca, the Company or any Group Company the business of any person, firm, company or organisation who or which to his knowledge is and has been a customer, client or agent of or supplier to (or who had regular business dealings with AstraZeneca, the Company or with any Group Company) during the period of 12 months immediately preceding the Termination Date and with whom he had direct or indirect dealings or personal contact in the course of the Employment during that period, so as to harm the goodwill or otherwise damage the business of AstraZeneca, the Company or of any other Group Company provided that this restriction will be limited to activities by the Executive which will involve offering or providing services similar to those which he will have provided during the Employment;

	(c)	undertake to provide in competition with AstraZeneca, the Company or any Group Company any service or manufacture or supply any product similar to those with which he was concerned in the course of the Employment during the period of 12 months immediately preceding the Termination Date to or for any person who is or was a customer, client or agent of or supplier to (or who had regular business dealings with) AstraZeneca, the Company or any other Group Company during the period of 12 months immediately preceding the Termination Date and with whom he had direct or indirect dealings in the course of the Employment during that period;

	(d)	interfere with, solicit or endeavour to entice away from AstraZeneca, the Company or any Group Company any person who to his knowledge is, and within the period of 12 months immediately preceding the Termination Date had been, part of the senior management of AstraZeneca, the Company or any other Group Company and with whom he had personal dealings in the course of the Employment during that period.

16.2	For the avoidance of doubt, none of the restrictions contained in clause 16.1 shall prohibit any activities by the Executive which are not in direct or indirect competition with any business being carried on by AstraZeneca, the Company or any Group Company at the Termination Date.

16.3	Nothing in clause 16.1 shall preclude the Executive from holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognised stock exchange as long as he does not hold more than 5 per cent of the issued shares or other securities of any class of any one company.

16.4	At no time after the Termination Date shall the Executive directly or indirectly represent himself as being interested in or employed by or in any way connected with AstraZeneca, the Company or any Group Company, other than as a shareholder and former employee of the Company.

16.5	The Executive agrees that, having regard to all the circumstances, the restrictions contained in this clause are reasonable and necessary for the protection of AstraZeneca, the Company or of any Group Company and that they do not bear harshly upon him and the parties agree that:

(a) each restriction shall be read and construed independently of the other restrictions so that if one or more are found to be void or unenforceable as an unreasonable restraint of trade or for any other reason the remaining restrictions shall not be affected; and

(b) if any restriction is found to be void but would be valid and enforceable if some part of it were deleted, that restriction shall apply with such deletion as may be necessary to make it valid and enforceable.

17	Disciplinary and grievance procedures

17.1	There are no special disciplinary or grievance rules which apply to the Executive and any such matters affecting him will be dealt with by the AstraZeneca Board.

18	Notices

18.1	Any notice or other document to be given under this Agreement shall be in writing and may be given personally to the Executive or to the Secretary of the Company or AstraZeneca (as the case may be) or may be sent by first class post or other fast postal service or by facsimile transmission to, in the case of the Company, its registered office for the time being and in the case of the Executive either to his address shown on the face of this Agreement or to his last known place of residence.

18.2	Any such notice shall (unless the contrary is proved) be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours. In the case of first class post, this shall be deemed to be no later than two working days after posting. In proving such service it shall be sufficient to prove, where appropriate, that the notice was addressed properly and posted, or that the facsimile transmission was despatched.

19	Former contracts of employment

This Agreement shall be in substitution for any previous contracts, whether by way of letters of appointment, agreements or arrangements, whether written, oral or implied, relating to the employment of the Executive, which shall be deemed to have been terminated by mutual consent as from the date of this Agreement and the Executive acknowledges that he has no outstanding claims of any kind against AstraZeneca, the Company or any Group Company in respect of any such contract (otherwise than in respect of remuneration and expenses accrued to 31 December 2005 but not yet paid).

20	Choice of law and submission to jurisdiction

20.1	This Agreement shall be governed by and interpreted in accordance with English law.

20.2	The parties submit to the exclusive jurisdiction of the English courts.

21	General

21.1	The expiration or termination of this Agreement shall not prejudice any claim which either party may have against the other in respect of any pre-existing breach of or contravention of or non-compliance with any provision of this Agreement nor shall it prejudice the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication Intended to or has the effect of coming into or continuing in force on or after such expiration or termination.

21.2	This Agreement constitutes the written statement of the terms of employment of the Executive provided in compliance with Part I of the ERA.

21.3	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

Executed as a deed by the Company	)	/s/
acting by two directors or by a director and its	)
secretary	)	Director

	)	/s/
)
Secretary

Executed as a deed by AstraZeneca	)	/s/
acting by two directors or by a director and its	)
secretary	)	Director

	)	/s/
)
Secretary

Executed as a deed by the Executive	)
in the presence of	)	/s/
)

/s/ S.E.J. Howe

Signature of witness

Name Mrs S.E.J. Howe

Address 15 Stanhope Gate
London W1K 1LN